Mail Stop 3233
                                                            July 19, 2018

Via E-mail
Daniel Miller, Chief Executive Officer
Steward Realty Trust
900 Camp Street
3rd Floor
New Orleans, LA 70130

       Re:     Steward Realty Trust
               Amendment No. 1 to Draft Offering Statement on Form 1-A Submitted June 29, 2018
               CIK No. 0001735770

Dear Mr. Miller:

      We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

1. We note your response to comment 1 of our letter dated June 13, 2018. Please note that we have referred your response to the Division of Investment Management for further review and they will contact you directly when they have completed their review. Please feel free to contact the Division of Investment Management staff member referenced below regarding their review.

2. We note your response to comment 3 of our letter dated June 13, 2018 and your disclosure on page 12 that your officers have significant experience in acquiring, financing, renovating, redeveloping, repositioning, operating and selling various commercial real estate properties. We further note your disclosure on page 42 regarding
       Mr. Miller's previous experience with Rise Companies Corp., the parent company of
       Fundrise. In light of this disclosure, please provide an analysis detailing why you believe
 Daniel Miller, Chief Executive Officer
Steward Realty Trust
July 19, 2018
Page 2

       the company, and any affiliates of the company, including Mr. Miller, have not sponsored any programs within the meaning of Industry Guide 5. We continue to believe that you should provide the applicable disclosure required by Industry Guide 5, including Item 4.
       Please revise accordingly.

3. We note your response to comment 4 of our letter dated June 13, 2018 and the revised disclosure on page 5 that the company will seek to invest in a portion of each loan, alongside investors who can purchase an interest in each loan. We further note the disclosure on your website that: "After approving a loan, Steward pledges a percentage of the loan amount; the farm operator raises the remaining amount of the loan on Steward."
       Please describe for us in more specific detail how an investor would choose between investing in you as opposed to investing directly in a loan on your web platform and how such choice would impact any fees paid by such investor. Also, please tell us the exemption you intend to reply upon for purchases of loan interests directly on your web platform.

Our Structure, page 8

4. We note your disclosure on page 47 that you do not currently have any employees and are externally managed. We further note your executive officers are employed by your affiliate, SAFP, whose employees devote a portion of their time to the affairs of the company and other affiliates. Please revise your summary and ownership chart to more specifically describe the role of SAFP as your manager.

Conflicts of Interest, page 9

5. We note your response to comment 8 of our letter dated June 13, 2018. Please revise to describe the potential conflicts your affiliates may have in determining whether to issue loans in light of the fees that will be received by them for their participation in the process and add risk factor disclosure. Additionally, please revise your disclosure to clarify the limitations placed on your affiliate in determining which loans to issue and the consequences if your affiliate issues loans outside of the established criteria.
 Daniel Miller, Chief Executive Officer
Steward Realty Trust
July 19, 2018
Page 3

        With respect to questions relating to our comment regarding the Investment Company
Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-
6840. You may contact Peter McPhun at (202) 551-3581 or Wilson Lee at (202) 551-3468 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3401 with any other questions.


                                                          Sincerely,

                                                          /s/ Jennifer Gowetski

                                                          Jennifer Gowetski
                                                          Senior Counsel
                                                          Office of Real Estate
and
                                                          Commodities

cc: Jeanne Campanelli, Esq. (via e-mail)